UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☑ Form C/A: Amendment to Offering Statement

    ☑ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of issuer
YouNow Services LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    December 4, 2017

Physical address of issuer
6324 Fairmount Ave #2591, El Cerito, CA 94530

Website of issuer
None

Name of intermediary through which the Offering will be conducted

OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
3.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% in the form of a Debt Securities being issued in this Offering

Type of security offered
Debt Securities

Target number of Securities to be offered
N/A

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
January 10, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 11, 2017

FORM C-A

Up to $1,070,000.00

YouNow Services LLC



Securities

This Form C-A (including the cover page and all exhibits attached hereto, for clarity, "Form C") is being furnished by YouNow Services LLC, a Delaware limited liability company (the "Company," as well as references to "we" "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Securities of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $50.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). **The company reserves the right to limit the maximum investment amount of individual investors based on the Company's determination of an investors sophistication.** The offer made hereby is subject to modification, prior sale and withdrawal at any time. All references to "investor" or "Investor" in this document and all related materials shall mean an individual or entity participating in the Offering as a lender under the terms of the Debt Security, which is a debt instrument representing a loan from said lender to the Company, payable and pre-payable in cash and/or in certain assets, with variable interest rate.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase

Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 2% in the form of a Debt Security being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$50.00	$1.50	$48.50
Aggregate Minimum Offering Amount	$50,000.00	$1,500.00	$48,500.00
Aggregate Maximum Offering Amount	$1,070,000.00	$ 32,100.00	$1,037,900.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.
(2)   OpenDeal Inc. dba "Republic" will receive 2% in the form of a Debt Security being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at None no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal

to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 11, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan,"

"intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities on the company's offering page, found on Republic's portal.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

YouNow Services LLC (the "Company") is a Delaware limited liability company, formed on December 4, 2017.

The Company is located at 6324 Fairmount Ave #2591, El Cerrito, CA 94530.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business
The company provides technical, client relations and other consulting services to companies in the blockchain industry, including, but not limited to YOUNOW INC. Among other revenue sources, the company expects to receive compensation for services rendered. Currently, at this early stage, the company has a one-year exclusivity agreement with YONOW INC.

The Offering

Minimum amount of Securities being offered	50,000
Total Securities outstanding after Offering (if minimum amount reached)	50,000
Maximum amount of Securities	1,070,000
Total Securities outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$50.00
Offering deadline	January 10, 2018
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

No market for the services we provide currently exists.
Although we have identified what we believe to be a need in the market for our services, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our services. Potential customers may be unwilling to accept, utilize or recommend any of our proposed services. If we are unable to commercialize and market our proposed services when planned, we may not achieve any market acceptance or generate revenue.

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model currently focuses on educating consumers about blockchain technology and helping them acquire crypto tokens, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately January 2019, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on December 4, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In general, demand for our services is highly correlated with the economic conditions of the companies who engage us for service.
A substantial portion of our revenue is derived from discretionary spending by companies, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners and personally identifiable information of our customers, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach

could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information and regulatory penalties, damage our reputation and cause a loss of confidence in our services, which could adversely affect our business/operating margins, revenues and competitive position.

The Company's success depends on the experience and skill of the managers, its executive officers and key employees.
In particular, the Company is dependent on the entities YOUNOW INC and CROWD INCLUDE LLC who are the Managing Member, 12/04/2017 - present of the Company and the Securities Member, 12/04/2017 - present. The loss of CROWD INCLUDE LLC and YOUNOW INC or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment. The Company has specifically contemplated using the bulk of its general working capital to purchase Tokens from its parent company in the event the opportunity arises.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U. **S. and various foreign jurisdictions.**
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional

expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Tokens are treated for classification and clearing purposes.
In particular, Tokens may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Memorandum, the Company is not aware of any rules that have been proposed to regulate Tokens as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of Tokens under the law. Such additional registrations may result in extraordinary expenses of the Company thereby materially and adversely impacting the Securities. The Company is aware that the SEC has determined that certain Tokens can be considered Securities, meaning the sale, transfer and use of them may be substantially limited and present regulatory risks and burdens to both the Company as well as to any purchaser of Securities that is repaid in Tokens instead of cash.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets as a novel legal construct.
The offering is a debt offering by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute "securities"; (iii) any activities that are deemed investment activities, investment advisory activities , and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the issuer to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the issuer's insolvency.

Digital tokens and currencies may or may not meet the definition of "securities" under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the token assets useable to repay the debt obligations under the terms of the offering constitutes securities, in which case the issuer and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayment s. Investors and lenders should carefully consult regulatory guidelines on crypto-currencies and crypto investing prior to participating in this offering

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative

public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and investor ability and desire to invest in loans. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors and borrowers to participate on our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in loans facilitated on our marketplace, reduce the number of qualified borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
We have no past operating history, therefore there is no accurate indicator of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
* our ability to effectively manage our working capital;
* our ability to satisfy consumer demands in a timely and cost-effective manner;
* pricing and availability of labor and materials;
* our inability to adjust certain fixed costs and expenses for changes in demand;
* shifts in geographic concentration of customers, supplies and labor pools; and
* seasonal fluctuations in demand and our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the blockchain industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the financial technology and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Currently we have a one year exclusivity agreement with our parent Managing Member, which may increase these risks to the Company.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business.

The Company could be negatively impacted if found to have infringed on intellectual property rights or commit other legal or regulatory infractions.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property

lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the

signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

If the Securities are paid back in Tokens, it is unclear whether or not these Tokens will be freely tradable.

At the moment, there is no definitive regulatory stand point on whether blockchain Tokens are securities or utility devices. While the Company believes any Tokens used to fulfill its debt obligations would be considered non-securities assets, and therefore freely tradeable on the open market, there is a risk that regulators may deem Tokens securities, therefore limiting their liquidity substantially.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment.
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The Managing Member owns 90% of the Company and is therefore in control of the Company's operations, the Securities Member owns 10% of the Company and while it has no management or control rights, it does have the ability to supervise and help run this Offering in the place of the Managing Member, as well as any other responsibilities delegated by the Managing Member in their mutual discretion. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company may not be able to competently provide the services it has contracted with its parent company to provide.
The Company has a limited operating history and is providing novel and untested Services to its parent company as well as other companies that contract for its services. If the company is unable to provide the Services it provides competently or proficiently, the Company may lose its contracts and therefore its source of income.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. Currently the company has no other debt outstanding. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would to trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

The United States tax rules applicable to an investment in the Securities and in the event the Security is repaid in Tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities, specifically if the Security is repaid using Tokens instead of cash, are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in the Company's securities. The tax consequences to a Purchaser of the Securities could differ from the Purchaser's expectations. Purchasers should consult their own tax advisors.

In the event the Securities are repaid in Tokens, to the extent that future regulatory actions or policies limit the ability to exchange Tokens or utilize them for payments, the demand for Tokens will decrease.

New regulations may make it more difficult to acquire and/or use Tokens. Furthermore, regulatory actions may limit the ability of end-users to convert Tokens into fiat currency (e.g., U.S. Dollars) or use Tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back the Security in Tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment currency.

In the event the Securities are repaid in Tokens, it may be illegal now, or in the future, to acquire, own, hold, sell or use Tokens in one or more countries.

Although currently Tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use Tokens or to exchange Tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Purchasers, or may adversely affect an investment in the Company.

We may not be able to generate sufficient cash flow to meet our interest payment obligations on the Securities nor repay the principal.

Our ability to generate sufficient cash flow from operations to make scheduled interest payments on the Securities will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to pay interest or principal when due, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our interest payments on the Securities would severely negatively impact your investment in the Securities.

In the event the company is unable to generate sufficient cash flow or service interest payments, there is a large risk that the company could default on the debt and be unable to repay it, in either cash or Tokens. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have less assets than necessary to repay the Securities in full in cash.

You will not have a vote or influence on the management of the Company.

Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Investors who are not interested in a cash repayment should make serious considerations regarding their desire to invest in this Security, as Tokens may never be available to you, meaning that a cash return may be your only option.

In the event the Company is unable to acquire Tokens from its parent company, due to the fact that the parent company never issues Tokens, or a regulatory concerns prevents the ultimate sale in distribution of Tokens, the only assets by which the debt instrument utilized in this offering can be paid back with is cash, based on the interest rates described in the agreement. This means, you should only enter this offering if you are willing to accept a return of investment by the company in the cash assets it has

Our ability to secure Tokens from our parent company is dependent on the parent company's successful creation of a Token.

The Company cannot control whether or not our parent company will successfully create Tokens. This means, you should only enter this offering if you are willing to accept a return of investment by the company in the cash assets it has available, or no return at all in the event of the Company's insolvency.

Your ability to redeem the Security we are issuing for cash will not provide a full return of capital.

The Security being offered has features which allow investors to redeem it for partial repayment or their principal amount. Investors should not consider this a safe investment because (i) the Company is not obligated to return 100% of principal; and (ii) there can be no guarantee there will be sufficient assets on hand to return funds.

The term of this debt instrument and all the rights to receive Tokens from it, will expire at three (3) years.

If the Company is not able to acquire Tokens within three (3) years of the issuance of the debt instrument, it will pay investors back with all remaining cash on hand, with interest due by the terms of the debt agreement. This means, investor's upside is potentially capped at the three (3) year rate of return described in the debt agreement. Investors should be willing to accept a hard cap on their possible gain from investment.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
The Company provides technical, client relations and other consulting services to companies in the blockchain industry, including, but not limited to YOUNOW INC. Among other revenue sources, the Company expects to receive compensation for services rendered and the expertise of the company's staff, such as assisting companies provide cryptocurrencies and tokens to their users.

Business Plan
We are a services company, providing user experience consulting, technology and other services to clients in the blockchain industry, primarily YOUNOW INC. We operate in the US with one common brand and business model designed to enable us to support our client(s) with a high level of services. Drawing on a combination of industry and functional expertise, technology know-how and collaboration with client teams, we seek to provide differentiated services that are unique, flexible, and customizable, to enable our client(s) to service hundreds or thousands of their retail customers at scale. Our solutions help client(s) achieve the specific business goal of retail technology participation and enhance user experience by technology, education and informational support. We bring together our capabilities in business strategy, technology strategy, community building and operations/functional strategy to help senior management of the client(s) shape and execute their retail participation objectives, focusing on issues related to UX, blockchain education, and engagement.

The Company's Products and/or Services

Product / Service	Description	Current Market
Consulting	The company provides technical services, UX enhancement and client relation services, and other consulting services in the blockchain space.	Current market size is expected to be more than $1M.

The company will provide services to YOUNOW, INC. and its affiliates. The proceeds of the Offering may be used in full or in part for purposes of rendering such services.

We offer our services directly to companies in the blockchain space, specifically YOUNOW, INC., based on existing relationship.

Competition
The Company's primary competitors are Companies servicing blockchain startups' technical and business needs.

The company is partially owned by YOUNOW INC. and thus has an advantage over other service providers seeking to secure business with YOUNOW INC.

Supply Chain and Customer Base
Accounting and legal services, to be provided by reputable service providers in these industries.

The Company is dependent on the following customers:

Customer or Description	Service/product provided	Percent revenue
YOUNOW, INC.	Blockchain startup with a platform enabling users to discover talented broadcasters, watch live streams, and video chat live with people from around the world.	90.0%

Intellectual Property
The Company currently does not own any intellectual property.

Governmental/Regulatory Approval and Compliance
The Company is not dependent on any existing or pending regulatory approvals.

Litigation
None

Managing Entity
The Company is operated by the following managing entity:

Name	Description	Years in business
YOUNOW, INC.	Technology platform enabling users to discover talented broadcasters, watch live streams, and video chat live with people from around the world. Its platform can be accessed through iOS and Android, and the web.	6

Other
The Company's principal address is 6324 Fairmount Ave #2591, El Cerrito, CA 94530.

The Company does not have any additional addresses.

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	3.00%	$1,500	3.00%	$32,100
Estimated Attorney Fees	6.00%	$3,000	0.25%	$3,000
Estimated Accountant/Auditor Fees	6.00%	$3,000	0.25%	$3,000
Future Wages	10.00%	$5,000	1.00%	$10,304
General Working Capital	75.00%	$37,500	95.50%	$1,021,596
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company reserves the discretion to amend the use of proceeds. Furthermore, it intends to reserve a substantial portion of the proceeds and deploy them only when it has confidence in its ability to substantially satisfy its obligations under the Securities issued as part of this offering.

MANAGERS, OFFICERS AND EMPLOYEES

The managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Managers

Name
Adi Sideman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, 12/04/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
YouNow, Inc.: CEO, June 2011 - Present

Education
New York University, Bachelor of Arts in Film and TV

Name
Alejandro Moreno-Paz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO, 12/04/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
YouNow, Inc.: Controller, June 2015 - Present
Localvox: Assistant Controller/Business Analyst: June 2014 - May 2015
Viacom Media Networks: Multiple Roles, November 2008 - May 2014

Education
Boston University, Bachelor of Science in Business Administration; Double Concentration Finance & Accounting

Name
Noah Thorp

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Officer of the Securities Member, 12/04/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Crowd Include LLC, December 2017 - Present
Founder, CoMakery, Inc., March 2016 – present
Partner, Citizen Code, June 2014- April 2016

Education
Mr. Thorp holds a bachelors degree from Hampshire College. He has served as Vice President of Engineering for NASDAQ Private Market in 2013-2014, and previously held senior product positions at several other companies.

Name
YOUNOW, INC.

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Managing Member, 12/04/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

For-profit corporation

Name
CROWD INCLUDE LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Securities Member, 12/04/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
For-profit company

Officers

Name
Adi Sideman

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO, 12/04/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
YouNow, Inc.: CEO, June 2011 - Present

Education
New York University, Bachelor of Arts in Film and TV

Name
Alejandro Moreno-Paz

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CFO, 12/04/2017 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
YouNow, Inc.: Controller, June 2015 - Present
Localvox: Assistant Controller/Business Analyst: June 2014-May 2015
Viacom Media Networks: Multiple Roles, November 2008 - May 2014

Education
Boston University, Bachelor of Science in Business Administration; Double Concentration Finance & Accounting

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such

as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Membership Interests LLC/Membership Interests
Amount outstanding	100
Voting Rights	All members vote with their membership interests. The Managing Member may act unanimously unless provided otherwise in the operating agreement except with regard to securities offerings.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	They membership interests will not affect the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0.0%

The Company has the following debt outstanding:

Following the Offering, the total amount of outstanding indebtedness of the Company will be $50,000.0 if the Minimum Amount is raised and $1,070,000.00 if the Maximum Amount is raised.

Ownership
The company is owned by two entities. 90% by YouNow, Inc., a Delaware corporation with primary offices in New York, New York, and Crowd Include LLC, a Delaware LLC with its primary office in El Cerrito, California.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
YouNow, Inc.	90.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
We are a pre-revenue company, recently organized, and our primary expenses consist of legal, accounting, and contractor payment. We do not anticipate generating revenue until 2018.

Liquidity and Capital Resources
Up to 30% of the offering proceeds may be applied towards general operating expenses. The company intends to maintain cash and/or assets adequate for it to meet at least 70% of its repayment obligations under the Securities at all times, but may temporarily deviate from this objection when so required by business needs.

The Company currently yet to have any additional sources of capital other than the proceeds from the Offering and a $10,000 capital contribution from its Managing Member.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Debt Securities ("Securities"). The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum

Amount by January 10, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

Tokens will not be available to purchasers of the Securities distributed in this Offering unless the terms of the Security are met, which includes a contingent sale of Tokens by the Company's Managing Member.

The price is the face amount or par value of the Securities. The minimum amount that a Purchaser may invest in the Offering is $50.00. **The company reserves the right to limit the maximum investment amount of individual investors based on the Company's determination of an investors sophistication.**

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
3.0% of the amount raised

Stock, Warrants and Other Compensation
2% in the form of a Debt Security being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Interest Payment and Amortization Schedule

The principal amount of a single Debt Security or "Security" is $0.00. The Securities will not have any original issue discount.

The Securities will pay interest at a rate of 0%-20% in Assets, including digital tokens, or cash, as per the terms set forth on attached form of debt agreement.

The Securities will mature upon 36 months from the date of issuance. The Securities are pre-payable by the Company in the company's discretion (with no prepayment penalties) or upon demand by lender (in which case 80% of the principal amount will be repaid in cash in full satisfaction of the debt).

If the principal amount can be paid in Assets, there shall be a 20% interest amount accrued and payable at the same time with the repayment of the debt, all in Assets. Under certain conditions the Securities may be payable in cash with no interest in the first 24 months, and monthly 1.5% interest accrued monthly in arrears on a non-compound basis after the second anniversary of the issuance date until the Securities mature at the 36th month from the date of issuance.

The Securities are non-amortizing and the entire principal amount will be due and payable at maturity, unless otherwise prepaid as described above and as per the form of Debt Agreement attached.

Security
The Securities are not secured.

Subordination
The Securities are not subordinate to other indebtedness of the Company.

Events of Default
In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Securities, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are additional events of default pursuant to the Securities: None.

Covenants

The Securities contain the following restrictive covenants, which will inhibit its ability to take certain actions: None. The company intends to transact with its affiliates.

Voting and Control
The Debt Securities will not have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company has the right to cease operations and distribute funds acquired through the offering, as well as any other assets of the Company to satisfy and extinguish this debt issued during this offering. Purchasers are not guaranteed a return on their investment.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Related Person/Entity	YouNow, Inc.
Relationship to the Company	Majority Owner
Total amount of money involved	$20,000.00 option
Benefits or compensation received by related person	The related person will receive cash in exchange for Tokens if the option is exercised.
Benefits or compensation received by Company	The company will receive cash or Tokens worth $20,000 if the transaction is completed.
Description of the transaction	The Company has entered into an option to purchase Tokens from the Managing Member in the event the Managing Member has a Public Token Offering.

Related Person/Entity	YouNow, Inc.
Relationship to the Company	Majority Owner

Total amount of money involved	Variable
Benefits or compensation received by related person	The related person will receive designated cash put aside by the Company.
Benefits or compensation received by Company	The Company will receive Tokens in exchange for the cash used in the transaction.
Description of the transaction	The Company has entered into an option to purchase Tokens from the Managing Member in the event the Managing Member has a Public Token Offering using cash on hand it designates, as its sole discretion, to be used in this transaction.

Other Transactions

None.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

Current Business Dealings

Related Person/Entity	YouNow, Inc.
Relationship to the Company	Majority Owner
Total amount of money involved	$20,000.00 option
Benefits or compensation received by related person	The related person will receive cash in exchange for Tokens if the option is exercised.
Benefits or compensation received by Company	The company will receive cash or Tokens worth $20,000 if the transaction is completed.
Description of the transaction	The Company has entered into an option to purchase Tokens from the Managing Member in the event the Managing Member has a Public Token Offering.

OTHER INFORMATION
None.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adi Sideman
(Signature)

Adi Sideman
(Name)

Managing Member
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/YouNow, Inc.
(Signature)

/s/YouNow, Inc.
(Name)

Managing Member
(Title)

12/11/17

(Date)

/s/Crowd Include LLC
(Signature)

Crowd Include LLC
(Name)

Securities Member
(Title)

12/11/17
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page

EXHIBIT A

Financial Statements

YouNow Services, LLC

(a Delaware limited liability company)

Unaudited Financial Statements

December 4, 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

December 10, 2017

To: Board of Managers, YouNow Services, LLC
        Attn: Adi Sideman

Re: 2017 Inception Financial Statement Review
        YouNow Services, LLC

We have reviewed the accompanying inception financial statements of YouNow Services, LLC (the "Company"), which comprise the balance sheet as of December 4, 2017, the related statements of income and cash flows, and the related notes to the financial statements for the single day period of December 4, 2017 (inception).

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

YouNow Services, LLC
BALANCE SHEET
As of December 4, 2017
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Membership subscription receivable		10,000
Total Current Assets		10,000
TOTAL ASSETS	$	10,000

LIABILITIES AND MEMBERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts Payable	$	0
Total Liabilities		0
TOTAL LIABILITIES		0
Commitments and Contingencies		
Members' Equity:		
Member Units		10,000
Retained Earnings		0
Total Members' Equity		10,000
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	10,000

See accompanying Notes and Independent Accountant's Review Report

YouNow Services, LLC
STATEMENT OF OPERATIONS
From December 4, 2017 (inception) to December 4, 2017
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		0
Sales and marketing		0
Organizational expenses		0
Total Operating Expenses		0
Operating Income		0
Provision for Income Taxes		0
Net Income	$	0

See accompanying Notes and Independent Accountant's Review Report

You Now Services, LLC
STATEMENT OF MEMBERS' EQUITY
From December 4, 2017 (inception) to December 4, 2017
(Unaudited)

	Membership Units		Subscription Receivable	Accumulated Earnings (Deficit)	Total Members' Capital
	Number	Value			
December 4, 2017					
Issuance of common stock to founders	100	$ 10,000	$(10,000)	$ 0	$ 0
Net Income	0	0	0	0	0
Balance as of December 4, 2017	100	$ 10,000	$(10,000)	$ 0	$ 0

See accompanying Notes and Independent Accountant's Review Report

YouNow Services, LLC
STATEMENT OF CASH FLOWS
From December 4, 2017 (inception) to December 4, 2017
(Unaudited)

Cash Flows From Operating Activities

Net Loss	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accrued expenses		0
Net Cash Used In Operating Activities		0

Cash Flows From Investing Activities

Purchase of property and equipment		0
Net Cash Used In Investing Activities		0

Cash Flows From Financing Activities

Issuance of common stock		0
Net Cash Provided By Financing Activities		0

Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	0
Cash paid for income taxes		0

See accompanying Notes and Independent Accountant's Review Report

YouNow Services, LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 4, 2017
(unaudited)

NOTE 1 - NATURE OF OPERATION

YouNow Services LLC. (which may be referred to as the "Company," "we," "us," or "our") provides technical, educational, client relations and other consulting services to companies in the blockchain industry.

The Company incorporated in the State of Delaware on December 4, 2017. The Company is headquartered in El Cerrito, California. The Company did not begin operations until 2017.

Since Inception, the Company has relied on an initial capital contribution to fund its operations. As of December 4, 2017, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 4, 2017, the Company is operating as a going concern. See Note 1 and Note 5 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 4, 2017, the Company had no cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 4, 2017, the Company did not have any outstanding accounts receivable as it has not yet begun operations as of December 4, 2017.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs

are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 4, 2017.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 4, 2017, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate or state income tax return since the Company was not operational as of a calendar year end and therefore a tax return has not yet been required to be filed. Tax returns once filed will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its member.

1

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and therefore did not incur any profit as of December 4, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – MEMBERS' CAPITAL

On December 4, 2017, the Company was founded. The Company was founded with a $10,000 capital contribution which as of December 4, 2017, was recorded as a "Subscription Receivable" in the Company's financial statements as the cash had not yet been contributed to the Company by the subscribing member. YouNow, Inc, a Delaware company operating out of New York, NY is the majority owner and Managing Member with more than 90% interest in the Company.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to 1,070,000 units of Debt Payable by Assets ("DPA") for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by January 10, 2017 (the "Offering Deadline") in order to receive any funds.

The DPA can be repaid prior to the second anniversary of the effective date. If the repayment is made in tokens, tokens will be issued equal to the amount of principal plus a 20% premium. If the repayment is made in cash, the cash, prior to the second anniversary of the issuance of the DPA, repayment amount will be equal to 80% of the initial principal. If the DPA remains outstanding as of the second anniversary, the DPA will accrue 1.5% interest monthly on a non-compound basis. The DPA matures at the third anniversary of the effective date

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 3% commission fee and 2% of the securities issued in this offering.

Exclusivity Agreement
As of December 2017, the Company has entered into an exclusive agreement with its Managing Member to provide services to the Managing Member for a period of one year. The Managing Member intends for the Company to provide technical support, client relations management and other consulting services to Token Sponsor (i.e. Managing Member).

Part of the agreement is that one of the founding investors intends to engage the Company to help facilitate the sale (the "Token Sale") of blockchain tokens ("Tokens") through the sale of DPA's under a Crowdfunded Offering. It is contemplated that proceeds of the Crowdfunded Offering will be used to purchase Tokens from one of the founding investors upon the earlier of a network launch or a public token sale and that these Tokens will then be used to satisfy obligations of the Company.

Management's Evaluation
Management has evaluated subsequent events through December 10, 2017, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

1

EXHIBIT B

Video Transcript

Emma McGann - Social Media Star
Today media distribution is controlled by a small number of networks who have amassed 100s of billions of dollars in enterprise value, yet just a small fraction of this value is being shared back with contributors like me, who have helped enable such success

Adi Sideman - Founder & CEO, YouNow
A blockchain network has the unique opportunity to reshape digital media and that's exactly what we're building. A network of video applications that is designed to decentralize media. And we're calling it PROPS.

Jake Brukhman - Founder & Managing Partner, CoinFund
Younow was the first video application to introduce millions of users to a virtual economy, where content creators can earn. This makes the younow team uniquely positioned to bring blockchain to a broader audience.

David Pakman - Partner, Venrock
Over the past several years, people contributed computing power to crypto networks like bitcoin and ethereum, earning tokens for those contributions and those tokens increased in value as those networks grew. Now social media users can earn tokens for the contributions, and have a stake in the future success of the platform.

Yonatan Sela - SVP Business Development & Product Strategy, YouNow
Over the past 3 years, we generated over fifty million dollars in digital goods sales. We shared the majority of our revenue with content creators. that's at the heart of what we do. PROPS takes this concept to the next level. We're also introducing the first of many use cases for the ecosystem, the Rize app.

Narrator
Introducing an open video platform. Design apps using our versatile video infrastructure. Create content. And share experiences. While getting rewarded for it, in PROPS. Deliver content through a new distribution model. Where users watch together in real time.

Makeup Artist
Alright guys, wingliner time. Jenna, cam, why don't you guys come up and help me demonstrate.

Narrator
Connect with creators. Get involved. And be inspired. PROPS

Adi Sideman - Founder & CEO, YouNow & YouNow Services
I welcome all of you to join us in building the future of digital media

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 **PROPS**

Decentralized ecosystem of video applications

IMMIGRANT FOUNDERS   DIGITAL MEDIA   MESSAGING   BLOCKCHAIN   VIDEO   PEER-TO-PEER   SOCIAL MEDIA

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Pitch

This debt offering is suitable for sophisticated investors with knowledge of blockchain technology and



the ability to assess its applications and their market potentials only.

 YouNow Services LLC is conducting this debt offering, with **principal plus 20% interest payable by Tokens (PROPS)** in lieu of cash, as per the terms of the DPA Agreement. See the below section entitled "How This Offering Works" for additional information, and please carefully review the entire DPA for complete offering terms. YouNow Services LLC is a Delaware company and a service operation, providing services to and partially owned by YouNow Inc.

About the tokens

(Payable in lieu of cash as part of this offering. Read the full offering terms)



PROPS is Decentralizing the Digital Media Economy



Solving the biggest problem in social



Decentralization properly aligns the network

A few platforms dominate social, and control digital media distribution. Their strength depends on millions of users creating and sharing content, but only a small fraction of the hundreds of billions in enterprise value that they have amassed flows back to those that create it.

We believe that users should transparently and programmatically earn for their contributions to a network, and have a stake in the community they are growing. PROPS ensures that network value flows back to the people who help it grow, better aligning stakeholders across the platform.

Established Community & Economy Serves as Basis for PROPS



40M
registered users



62,000
microtransactions/day



$24M/year
spend in current virtual economy

Our community of millions of users and content creators is spending and earning digital currency today (62K transactions / day). They will spur demand for PROPS day one, making it one of the world's most widely used cryptocurrencies early on.

PROPS Powers Network Engagement and Growth



Open platform for many-to-many video

First many-to-many video infrastructure, enabling VOD, video chat, linear or premium content, multi-user live streaming and more. Creators and developers drive user engagement, and get rewarded in PROPS.

A token with fundamental value

Users hold PROPS to promote content, access exclusive features, and signal status across media apps. The larger the network, the more valuable these benefits.





User activity drives demand for PROPS

Mainstream users need no knowledge of the underlying cryptoeconomics to enjoy and participate on the platform. They can engage for free or through in-app purchases, which in turn drive demand for PROPS.

PROPS Decentralizes Video Applications


334
YasirB_123
What an amazing voice
Alex_Says
DonaldB
MadDax
Melanie_T
Marta
Angel
Type something...
Drag Guest 1
No way they loose this g
Celia

Introducing Rize, the first PROPS-powered app

Rize is a many-to-many social video app. It leverages PROPS video infrastructure, and enables users chat with friends in real time, engage with content creators and watch linear content together. Rize will

be seeded with the YouNow community and launch before the public token distribution.

Multiple interactive video apps running PROPS are being built

Developers are actively working with the PROPS video infrastructure, building social video games and other interactive experiences to be released in 2018. Apps share a currency and identity layer, with each use case further driving user growth and token demand.

Timeline


NOV 21
Token pre-sales announced
DEC 11
Republic sale opens for PROPS white list
DEC 12
Republic sale opens for public
Q1 2018
PROPS Network Lauch & Token Distribution

Notable Investors


Union Square
Ventures


Venrock


Comcast
Ventures


Chris Dixon


BlockTower
Capital


Oren Zeev


CoinFund


Phil Defranco


Notation
Capital


Casey Neistat


Kryptonite1


Mind Fund

Token allocation

In order to kickstart a vibrant community of passionate PROPS users, we've designed token distribution to offer as many people as possible the opportunity to participate, either buying PROPS or earning them by growing the network.



- **Hard Cap $25m**   • **Ethereum ERC-20 Token**

*Hard Cap number represents combined funding of both YouNow Inc. and YouNow Services LLC through various channels.

The Decentralized Media Foundation is a non-profit entity that programmatically and transparently distributes tokens over multiple years to developers and creators who contribute value to the ecosystem. The Foundation reserves 50% of the total supply. As a result, the majority of tokens will be distributed over time to partners and the public.

Token Distribution Schedule:



Partner Rewards & Grants

Partner Rewards and Grants will be distributed at a maximum equivalent to 12.5% of the remainder per annum, indefinitely (≈6% of total token supply in year one). The public will hold the majority of PROPS.

Token Distribution

Investors in the YouNow Services Republic Crypto offering will have their tokens distributed to them as a Token DPA repayment after the planned Q1 2018 network launch.

Team Vesting Schedule

Company tokens vest over 3 years. Team aligned with long term vision of the network and all token holders.

The Evolution of PROPS


next
prev
YouNow founded, first mobile live video network to gain traction in US
2011
SUMMER 2013
Union Square Ventures joins as investor
Venrock joins as investor
SUMMER 2014
SUMMER 2015
Build popular “guest broadcasting” capability, foundational infrastructure for many-to-many video.

YouNow leadership team



Adi Sideman
Founder, CEO



Yonatan Sela
SVP BizDev and Product



Eran Kalmanson
CTO



Ben Perper
*Director of Product and
Business Intelligence*



Peter Watts
Platform Lead



Candice Reeves
VP Community Operations

YouNow Team



Since 2011, YouNow has been a pioneer in the live streaming video space and was the first company to popularize live mobile video in the U.S. In stark contrast to the monetization strategies of most social media companies, YouNow successfully invented a microtransaction-driven, two-sided economy within the context of video entertainment that allows YouNow to reward content creators. Over the last three years, YouNow has generated over $50 million in virtual goods sales and shared the majority of its earnings with its content contributors.

In launching the PROPS Ecosystem, the YouNow team continues to pioneer video networks via an

open video platform and an ecosystem with a decentralized economy. The PROPS Ecosystem will benefit from YouNow's millions-strong user base and creator community, a new many-to-many video technology and a 40 person team with notable video and virtual economy expertise. YouNow Inc. plans to transition from its current state as a C Corp to become a B Corp, with a PROPS centric mission: creating a more open and sustainable media ecosystem.

PROPS in the press



Additional Information

 **PROPS Whitepaper**

 **Token Economics**

 **Blog: How Will The Blockchain Transform Digital Media?**

 **Blog: A Practical Path for Decentralization**

 **Blog: Real Time Many-To-Many Video Technology is the Next Frontier**

 **Blog: Aligning Teams with Token Holders**

PROPS Overview - Includes Live Demo



Learn more at: https://propsproject.com

How this offering works

Investors are offered to invest in YouNow Services LLC and receive a Token DPA — a debt instrument, payable by assets (PROPS Tokens).



You invest in YouNow Services

YouNow Services LLC is a service company, co-owned by YouNow, inc.

and receive a Token DPA

Token DPA is a debt security, in which YouNow Services promises to repay you with PROPS Tokens or cash

If the project fails to launch

If the project launches and the token distribution event takes place

YouNow Services pays you in cash

YouNow Services repays at least 80% of its debt to you with cash

YouNow Services pays you in PROPS

YouNow Services repays its debt to you with PROPS Tokens with 20% interest on debt amount in the form of 20% bonus tokens

Per the DPA Agreement:

- YouNow Services is to acquire PROPS Tokens during the planned Q1 2018 PROPS Token Distribution Event.

- YouNow Services is to repay investors (Token DPA holders) with PROPS Tokens with a 20% premium.

Please consult the DPA Agreement for complete termsIncluding timing, Republic's and YouNow Services' commission, how funds are handled, what happens with the funds in case the Tokens never get distributed by YouNow, etc.

Understand the terms

This offering is a debt offering, payable by assets — PROPS Tokens, or by cash, if the Tokens never get issued. Investors do not receive any equity interest or ownership in YouNow Services or any of its affiliates. Repayment obligations are set forth in and limited to the terms of the DPA Agreement. Key repayment terms are listed below but are qualified entirely by the terms of the DPA Agreement. Please carefully review the entire DPA Agreement before participating in this offering.

- YouNow Services expects to acquire ownership of PROPS , in which case it will pay back the entire debt amount to investors, plus 20% interest, using PROPS, to be valued at the undiscounted price set by YouNow for purposes of PROPS' public distribution.

- At least 80% of the cash raised in this offering will be maintained in escrow. Investors may at any time within 60 days of the closing of this offering demand a refund, in which case the investor agrees that YouNow Services may return 80% in cash to the relevant investor in full satisfaction of all repayment obligations under the DPA.

- At any time in the first two years, if YouNow Services determines in good faith that it will not be able to acquire ownership of PROPS for regulatory reasons or otherwise, it may repay 100% of the debt amount in cash to investors, with no interest rate. After 2 years, there shall be a 1.5% interest accrued monthly in arrears on any unpaid debt.

- YouNow Services intends to repay all debts under this offering in cash (0% interest) or by PROPS (with 20% interest) within the first 24 months of this offering.

- Please carefully review the entire DPA for complete terms.

Message from the YouNow Services team

We believe that users should transparently and programmatically earn for their contributions to a network, and have a stake in the community they are growing. PROPS ensures that network value flows back to the people who help it grow, better aligning stakeholders across the platform. We welcome you to join us on our journey to build a decentralized ecosystem of video applications to better empower all of the stakeholders in the network, and we are grateful for your support.

— Adi, Alejandro & Noah

Invest in PROPS

Deal terms

Funding goal *i*

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Type of security
[Learn more](#)

Token Repayment Premium *i*

Interest rate *i*

Accrual cliff *i*

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Perks

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No perks have been created.

Documents

Official filing on SEC.gov

Company documents



About YouNow Services

YouNow Services LLC

Dec 2017

Delaware LLC

0

http://www.crowdinclude.com

None



LAUREL HEIGHTS
Geary Blvd
Webster St
Turk St
SOUTH OF MARKET
Turk St
Painted Ladies
7th St
8th St
80
San Francisco
Fell St
Oak St
HAIGHT-ASHBURY
101
Frederick St

399 Webster Street , San Francisco, CA

YouNow Services Team



Adi Sideman

CEO

CEO @ YouNow & YouNow Services. A pioneer in participatory media, an entrepreneur with more than 20 years of experience creating apps and companies in the user-generated video space.



Alejandro Moreno-Paz

CFO

Controller @YouNow • BS Business Administration @Boston University • Former Finance, Accounting and Strategy @Viacom



Noah Thorp

Crowdfunding Manager

Founder @ CoMakery & Crowd Include. Former VP Eng. @ NASDAQ Private Market & SharesPost. 20k+ hrs dev. Blockchain panelist.

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